

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

May 12, 2008

<u>Via U.S. Mail</u>

Randall Reneau
President, Chief Executive Officer
Strategic American Oil Corporation
9302 Mystic Oaks Trail
Austin, Texas 78750

> **Re: Strategic American Oil Corporation
> Registration Statement on Form S-1/A
> Filed April 23, 2008
> File No. 333-149070**

Dear Mr. Reneau:

We have reviewed your amended filing and your response letter dated April 23, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Based on the notification filing filed on EDGAR on March 3, 2008, it appears that the company may have engaged in a private transaction of securities during the pendency of the current registration statement. Please provide us with an analysis of the applicability of the exemption relied on. As the pending registration statement involves a general solicitation for investors in your common stock, provide your views concerning whether the unregistered offering should be integrated with the current public offering as a consequence of the concurrent general solicitation for investors. We may have further comment.

Description of Securities, page 21

2.   We note that you are registering 7,117,425 shares of common stock that are issuable upon the exercise of outstanding warrants. Please provide the information required by Item 202(c) of Regulation S-K.

Description of Business and Properties, page 22

Production and Price History, page 25

3.   We note your response to prior comment 8, indicating that you believe the acquisitions of the Holt, Strahan and McKay leases did not constitute acquisitions of business since you did not acquire all or substantially all of the business operations from the sellers. We generally regard acquisitions of working interests in producing oil and gas properties as business acquisitions for purposes of applying the provisions of Rule 3-05 of Regulation S-X. If you believe the acquisitions are not significant, please submit your computations of significance for review. We reissue prior comment 8.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 52

Oil and Gas Properties, page 53

4.   We note your response to prior comment 19, indicating that your estimated future expenditures to develop proved reserves and your estimated dismantlement and abandonment costs are insignificant and immaterial for consideration in your full cost amortization policy. However, we note you disclose in Note 11 on page 63 that the estimated future production and development costs for proved reserves were $2.5 million as of July 31, 2007. Please submit the analysis that you performed in making your insignificant cost amortization conclusion. We reissue prior comment 19.

Asset Retirement Obligations, page 54

 5.   We note your response to prior comment 20, indicating that you view your estimated dismantlement and abandonment costs as being immaterial, "…given the type and transportability of the equipment on-site and the minimal number of operating wells," and hence no accrual for asset retirement obligations was considered necessary at this point. Please quantify the estimated dismantlement and abandonment costs that you considered immaterial, including the estimated eventual costs of plugging the wells. If you are able to show that the SFAS 143 impact is immaterial or does not apply to your situation, please expand your disclosure to discuss your reasons for not accruing the obligation.

Engineering Comments

Reserve Reports

6.   Please reconcile for us that your direct operating costs from your consolidated statement of operations were $293,200 for the six months ending January 31, 2007 and $398,900 for the six months ending January 31, 2008 but the annual operating costs in the Carter reserve report (the reserves in the filing) for 2007 is $204,000. We remind you that Rule 4-10(a) of Regulation S-X states that proved reserves are determined under existing economic and operating conditions.

7.   Reserves must be determined annually as of the date of the end of your fiscal year. Please confirm that in future filings you will determine the proved reserves as of the date of the end of the fiscal year, accounting for all reserve changes as required by paragraph 11 of SFAS 69 and adding the appropriate explanations for all significant reserve changes.

8.   Please explain to us how the Standardized Measure was determined as it does not appear to be from the reserve reports. Reconcile for us the future production and development costs of $2.5 million in the Standardized Measure with the same costs in the reserve reports which appear to total approximately $7.2 million. Tell us how you determined the future production revenues and reconcile any differences from the reserve reports.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sean Donahue at (202) 551-3579, or in his absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: K. Hiller
       L. Dang
       M. Duru
       S. Donahue
       T. Deutsch (604-893-2679)